DILWORTH PAXSON LLP

LAW OFFICES

DIRECT DIAL NUMBER:
(202) 466-9151

Kathleen L. Cerveny
KCERVENY@DILWORTHLAW.COM

April 21, 2006

VIA FEDERAL EXPRESS

Mr. Thomas Kluck
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

> Re: **Community Bankers Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-124240**

Dear Tom:

On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the "Company" or "Community Bankers"), we hereby enclose for your convenience three courtesy copies of Amendment No. 6 to the Registration Statement on Form S-1 of Community Bankers as filed with the Commission Friday evening, April 21, 2006. The copies are marked to show changes for your convenience.

We look forward to hearing from you regarding the filing and to coordinating with you regarding completion of the registration.

Yours very truly,



Kathleen L. Cerveny

Enclosures
cc: Gary A. Simanson
    Phillip J. Kushner, Esq.

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